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ANNUAL REPORTS
FORM X-17A-5
PART III

SEC Mail Processing
JUN 17 2024
Washington, DC

SEC FILE NUMBER
8-65351

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/23 (MM/DD/YY) AND ENDING 12/31/23 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: CIM SECURITIES, LLC

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

6898 S. UNIVERSITY BLVD SUITE 270
(No. and Street)

CENTENNIAL (City) CO (State) 80122 (Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Ulderico Conte (Name) 702-755-7304 (Area Code – Telephone Number) rconte@cimsecurities.com (Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Assurance Dimensions, Inc.
(Name – if individual, state last, first, and middle name)

4920 West Cypress Stree (Address) Tampa (City) FL (State) 33607 (Zip Code)

04/13/10 (Date of Registration with PCAOB)(if applicable) 5036 (PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CIM SECURITIES, LLC
AS OF DECEMBER 31, 2023

TABLE OF CONTENTS

ASSURANCEDIMENSIONS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member's of CIM Securities, LLC.:

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of CIM Securities, LLC. as of December 31, 2023 and the related notes and schedules (collectively referred to as the "financial statement"). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of CIM Securities, LLC. as of December 31, 2023 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of CIM Securities, LLC's management. Our responsibility is to express an opinion on CIM Securities, LLC's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to CIM Securities, LLC. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Assurance Dimensions

We have served as CIM Securities, LLC's auditor since 2024.
Margate, Florida
April 16, 2024

ASSURANCE DIMENSIONS CERTIFIED PUBLIC ACCOUNTANTS & ASSOCIATES
also d/b/a McNAMARA and ASSOCIATES, PLLC
TAMPA BAY: 4920 W Cypress Street, Suite 102 | Tampa, FL 33607 | Office: 813.443.5048 | Fax: 813.443.5053
JACKSONVILLE: 4720 Salisbury Road, Suite 223 | Jacksonville, FL 32256 | Office: 888.410.2323 | Fax: 813.443.5053
ORLANDO: 1800 Pembrook Drive, Suite 300 | Orlando, FL 32810 | Office: 888.410.2323 | Fax: 813.443.5053
SOUTH FLORIDA: 2000 Banks Road, Suite 218 | Margate, FL 33063 | Office: 754.800.3400 | Fax: 813.443.5053
www.assurancedimensions.com

CIM SECURITIES, LLC
STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2023

ASSETS

Assets		
Cash	$	34,625
Prepaid expenses		16,622
Total assets	$	51,247

LIABILITIES AND MEMBER'S EQUITY

Liabilities		
Accounts payable	$	15,759
Total liabilities		15,759
Member's Equity		
Member's equity	$	35,488
Total liabilities and member's equity	$	51,247

The accompanying notes are an integral part of these financial statements

NOTE 1 - ORGANIZATION

Organization and business

CIM Securities, LLC (the "Company") was formed on April 1, 2002, pursuant to the laws of the State of Colorado. The Company is a broker-dealer registered with the Securities and Exchange Commission and is a member of the Financial Industry Regulatory Authority, Inc. CIM Securities, LLC is a wholly owned subsidiary of Choice Investment Management LLC (the "Parent"). The Company is engaged in investment banking for which it raises funding for private placements as well as placement of public securities for which it receives a fee. Additionally, the Company provides advisory services plus receives commission from securities transactions as well as mutual fund, 12b-1 fees, and variable annuity trails.

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES

Cash

For purposes of reporting cash flows, the company considers cash, operating bank accounts and cash on hand, as cash.

Basis of Presentation

The accompanying financial statements of the Company have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America ("GAAP")

Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Income taxes

The Company is recognized as a limited liability company by the Internal Revenue Service. The Company's member is liable for federal and state income taxes on its taxable income.

The Company complies with FASB ASC 740, Accounting for Income Taxes which requires the Company to determine whether a tax position is more likely than not to be sustained upon examination by the applicable taxing authority, including resolution of any tax related appeals or litigation processes, based on the technical merits of the position. The Company files an income tax return in the U.S. federal

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (continued)

jurisdiction and may file income tax returns in various U.S. states. The Company is not subject to income tax return examinations by major taxing authorities for years before 2016. The tax benefit recognized is measured as the largest amount of benefit that has a greater than fifty percent likelihood of being realized upon ultimate settlement. De-recognition of a tax benefit previously recognized results in the Company

recording a tax liability that reduces net assets. However, the Company's conclusions regarding this policy may be subject to review and adjustment at a later date based on factors including, but not limited to, on-going analyses of and changes to tax laws, regulations and interpretations thereof. The Company recognizes interest accrued related to unrecognized tax benefits and penalties related to unrecognized tax benefits in income taxes payable, if assessed. No interest expense or penalties have been recognized as of and for the year ended December 31, 2023.

NOTE 3 - NET CAPITAL REQUIREMENTS

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined under such provisions. At December 31, 2023, the Company had regulatory net capital of $18,866, which was $13,866 in excess of its required minimum of $5,000. The Company's percent of aggregate indebtedness to net capital ratio was 83.53%. According to Rule 15c3-1, the Company's net capital ratio shall not exceed 15 to 1.

NOTE 4 - RELATED PARTY TRANSACTIONS

The Company paid registered representatives of the branch office $333,344, for the year ended December 31, 2023.

The Company did not renew its lease with a related party which expired on October 1, 2023. The Company adopted ASU 2016-2, Leases – (Topic "842"). ASU 2016-02 recognition of lease assets and lease liabilities on the balance sheet related to the rights and obligations created by lease agreements. Previously, generally accepted accounting principles did not require a lessee to include an asset or liability on its balance sheet with respect to an operating lease. The adoption of Leases – ("Topic 842") requires a lessee to include on its balance sheet an asset arising from an operating lease. The Company has elected not to apply the recognition requirements of Topic 842 relating to its short-term related party office lease and instead has elected to recognize the lease payments as lease costs on a straight-line basis over the lease term. The lease is contracted with an affiliate of the Parent company.

NOTE 5 - FINANCIAL INSTRUMENTS, OFF-BALANCE SHEET RISK AND CONTINGENCIES

The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks and other financial institutions. In the event that counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty with which it conducts business.

The Company bears the risk of financial failure by its clearing broker. If the clearing broker should cease doing business, the Company's receivable from this clearing broker could be subject to forfeiture.

The Company's financial instruments, including cash, receivables, payables, other assets and accrued expenses are carried at amounts that are of approximately fair value due to the short-term nature of those instruments.

NOTE 6 - COMMITMENTS AND CONTINGENCIES

The Company is the subject of a claim alleging breach of fiduciary duty. The Company had no relationship with the Plaintiff; therefore, management is vigorously defending the claim and anticipates a positive outcome. The Company's potential liability in this case is limited as it was not involved in the sale of the investment. No liability has been accrued for this claim as it is not probable or estimable.

NOTE 7 - SUBSEQUENT EVENTS

As of April 16, 2024, a former employee filed an arbitration with FINRA against the Company for back wages and benefits wages up to $500,000. The Company has filed a counterclaim for damages. The Company has performed an evaluation of subsequent events through the date the financial statements were issued. The evaluation did not result in any subsequent events that required disclosures and/or adjustments.